Exhibit A

Husky Energy’s Reserves Increase Along With Production Growth

Highlights:

•	Average proved three-year reserves replacement ratio of 172 percent, excluding economic factors
•	1.3 billion barrels of oil equivalent (boe) total proved reserves before royalties
•	Proved reserves life index of 11.1 years, up from 10.3 in 2011 and 10.8 in 2012

Calgary, Alberta (March 10, 2014) – Husky Energy’s reserves growth outpaced its production in 2013 as a result of the addition of reserves in its Oil Sands business, the full-scale development of the Ansell liquids-rich gas resource play and increased heavy oil recovery from thermal developments in Western Canada.

Husky has increased its 2014 production guidance to the range of 330,000 to 355,000 boe/day and remains on track to achieve its production growth rate target of five to eight percent from 2012 through 2017.

The Company has realized an average proved reserves replacement ratio over the past three years of 172 percent, excluding economic factors. Including economic factors, the average proved three-year reserves replacement ratio is 154 percent, ahead of the five-year average target of 140 percent per year. The reserves replacement ratio in 2013 was 166 percent, excluding economic factors (164 percent including economic factors such as the low gas price environment during the year.)

Reserves growth reflects a broad portfolio of assets, which provide for organic growth without dependency on acquisitions and a flexible timeline for optimal development.

At the end of the year in 2013, the Company had total proved reserves before royalties of 1.3 billion barrels of oil equivalent (boe), probable reserves of 1.9 billion boe and best estimate contingent resources of 13.2 billion boe. The Company’s Oil Sands portfolio was responsible for 11.6 billion boe of the best estimate contingent resources total.

2013 Reserves Reconciliation (1)

(Figures represented in millions of barrels of oil equivalent)	Proved			Probable	TOTAL
	Developed	Undeveloped	Total
Dec. 31, 2012	729	463	1,192	1,723	2,915
Production	(114)	0	(114)	0	(114)
Acquisitions	0	1	1	3	4
Divestitures	(1)	0	(1)	0	(1)
Additions (2)	34	108	142	212	354
Transfers	97	(97)	0	(73)	(73)
Technical Revisions	50	(2)	48	2	50
Economic Factors	(3)	0	(3)	(5)	(8)
Dec. 31, 2013	792	473	1,265	1,862	3,127

(1) Reserves are based on Canadian National Instrument 51-101 (NI 51-101) rules, which require the use of year-end forecast prices

(2) Additions = Discoveries + Extensions + Improved Recovery

SELECT HIGHLIGHTS:

Foundation

•	Proved reserves in Western Canada, including Heavy Oil and excluding Oil Sands, were 872 million boe as of December 31, 2013.

•	New heavy oil thermal projects and improved recovery from existing heavy oil thermal developments resulted in the booking of an additional 127 million barrels in probable reserves.

•	Additional drilling locations at the Ansell liquids-rich gas resource play in Western Canada contributed to the booking of an additional 32 million boe of natural gas and natural gas liquids in proved undeveloped reserves. Plans are being advanced to increase production from Ansell to approximately 30,000 boe/day in the next few years.

Growth Pillars

•	Additional drilling locations at the Sunrise Energy Project added a further 39 million barrels (Husky W.I.) of proved undeveloped bitumen reserves in 2013. Sunrise has estimated proved plus probable plus possible reserves of 3.7 billion barrels of bitumen (0.44 billion proved, 2.40 billion probable and 0.86 billion possible) as of December 31, 2013. Husky has a 50 percent working interest in the reserves.

•	Sanction of the South White Rose extension in the Atlantic Region in 2013 added an additional seven million barrels of light oil in proved undeveloped reserves.

A full reporting of the Company’s oil and natural gas reserves data for the year ended December 31, 2013 has been included in the Company’s Annual Information Form (AIF), which was filed with securities regulators on March 6, 2014 on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), and the U.S. Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. It may be accessed electronically at www.sedar.com and www.sec.gov. Both the Canadian and U.S. disclosure documents may also be accessed electronically from Husky’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s 2014 production guidance; the Company’s five-year average target reserves replacement ratio; and the Company’s ability to achieve its production growth rate target through 2017; and

•	with respect to the Company’s Western Canadian oil and gas resource plays: the planned increase in production from the Company’s Ansell resource play in the next few years.

In addition, statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve, resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise stated, reserve and resource estimates in this document have an effective date of December 31, 2013 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Reserve replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s upstream gross production for the same period. Forecast reserve replacement ratios for a given period are calculated by taking the forecast proved reserve additions for those periods divided by the forecast gross production for the same periods.

The Company has disclosed possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of proved plus probable plus possible reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its Annual Information Form for the year ended December 31, 2013, which reserves disclosure is incorporated by reference herein.

The Company has disclosed best-estimate contingent resources of 13.2 billion boe, which is comprised of 12.0 billion bbls of crude oil and 6.5 tcf of natural gas. Of the total, 11.0 billion boe is economic at year-end 2013.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Contingent resources are reported as the working interest volumes and Husky’s working interest varies in the properties. The properties assigned contingent resources are Western Canada gas resource plays and EOR projects, Lloydminster thermal projects, N.W.T. conventional gas, oil sands, Atlantic Region and Asia Pacific gas.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Estimates of contingent resources have not been adjusted for risk based on the chance of development.

There is no certainty as to the timing of such development. For movement of resources to reserves categories, all projects must have an economic depletion plan and may require, among other things: (i) additional delineation drilling for unrisked contingent resources; (ii) regulatory approvals; and (iii) Company and partner approvals to proceed with development.

Specific contingencies preventing the classification of contingent resources at the Company’s oil sands properties as reserves include further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and company approvals. Development is also contingent upon successful application of SAGD and/or Cyclic Steam Stimulation (CSS) technology in carbonate reservoirs at Saleski, which is currently under active development. Positive and negative factors relevant to the estimate of oil sands resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density.

Specific contingencies preventing the classification of contingent resources at the Company’s Atlantic Region discoveries as reserves include additional exploration and delineation drilling, well testing, facility design, preparation of firm development plans, regulatory applications, Company and partner approvals. Positive and negative factors relevant to the estimate of Atlantic Region resources include water depth and distance from existing infrastructure.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this document, such as “possible reserves” and “best estimate contingent resources”, that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.